UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Mondee Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

465712107
(CUSIP Number)

 Orestes Fintiklis

655 Warren Lane

Miami, Florida 33149

(212) 792-0253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465712107
1	NAME OF REPORTING PERSONS ITHAX Acquisition Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0(1)
	9	SHARED VOTING POWER 0(1)
	0	SOLE DISPOSITIVE POWER 0(1)
	10	SHARED DISPOSITIVE POWER 0(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 465712107
1	NAME OF REPORTING PERSONS Orestes Fintiklis
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,201,046(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,201,046(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,201,046(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(2)(4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 465712107
1	NAME OF REPORTING PERSONS Dimitrios Athanasopoulos
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 451,352(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 451,352(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,352(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(3)(4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment No. 3”) is being filed by and on behalf of ITHAX Acquisition Sponsor LLC (“Sponsor”), Orestes Fintiklis, and Dimitrios Athanasopoulos (each, a “Reporting Person”, and collectively the “Reporting Persons”) to update information included in that certain Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 1, 2022, and Amendment No. 2 to Schedule 13D filed with the SEC on July 29, 2022 (the “Schedule 13D”), in connection with the Dissolution (as defined below) of the Sponsor.

The Reporting Persons were parties to a joint filing agreement, dated February 11, 2021 (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to jointly file with the Commission the Schedule 13D and any and all amendments thereto. Effective immediately upon the filing of this Amendment No. 3, the Termination Agreement, dated September 30, 2022 (the “Termination Agreement”) will terminate the Joint Filing Agreement. The Termination Agreement is filed herewith as Exhibit 8 and is incorporated herein by reference.

On September 13, 2022, the Sponsor effected its dissolution and winding up (the “Dissolution”), pursuant to the filing of a certificate of cancellation with the Secretary of State of the State of Delaware (the “Certificate of Cancellation”). In connection with the Dissolution, the Sponsor disposed of all of its holdings of shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and warrants representing the right to purchase shares of Class A Common Stock at an exercise price of $11.50 per share (the “Warrants” and together with the Class A Common Stock the “Securities”) of Mondee Holdings, Inc. a Delaware corporation (the “Issuer”), by distributing the Securities to the respective ultimate beneficial owners of each of the Sponsor’s managing members for no consideration.

As a result of the Dissolution, the Sponsor and Mr. Athanasopoulos ceased to be the beneficial owners of more than five percent of the Class A Common Stock and are no longer required to file statements on Schedule 13D with respect to beneficial ownership of Class A Common Stock or other securities of the Issuer. Mr. Fintiklis will continue to file statements on Schedule 13D with respect to his respective beneficial ownership of securities of the Issuer to the extent required by applicable law.

This Amendment. No. 3 amends and restates the Schedule 13D in its entirety.

(1)	In connection with the Dissolution, as effected by the filing the Certificate of Cancellation, the Sponsor disposed of all of its holdings of Securities of the “Issuer. As of September 13, 2022, the Sponsor was dissolved and wound up pursuant to the Certificate of Cancellation and is therefore no longer subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934, as amended.

(2)	See Item 4. Terms of these shares are more fully described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1/A (File No. 333-266277). Includes (i) 3,766,671 shares of Class A Common Stock (2,866,671 of which were originally issued to the Sponsor pursuant to the Private Placement Units Purchase Agreement dated January 27, 2021 (the “Sponsor Purchase Agreement”) and distributed to Mr. Fintiklis in connection with the Dissolution on September 13, 2022 and 900,000 of which are shares (the “Earn-Out Shares”) issued in connection with that certain employment agreement by and between Mr. Fintiklis and the Issuer, dated as of August 23, 2022 but effective as of July 19, 2022 (the “Employment Agreement”), and remain subject to forfeiture until certain milestones are met in that certain earn-out agreement, dated December 21, 2022 (the “Earn-Out Agreement”) by and between the Issuer and certain signatories thereto and the Employment Agreement) (ii) 260,000 shares of Class A Common Stock held by ITHAX Acquisition Sponsor Cy Ltd., a company organized under the laws of Cyprus (“Ithax Cyprus”) of which Mr. Fintiklis is the controlling shareholder and as such, Mr. Fintiklis may be deemed to have beneficial ownership of the securities held of record by Ithax Cyprus, and (iii) 174,375 private placement Warrants originally issued to the Sponsor pursuant to the Private Placement Units Purchase Agreement dated January 27, 2021 and distributed to Mr. Fintiklis in connection with the Dissolution on September 13, 2022. The Warrants held by Mr. Fintiklis will be exercisable for shares of Class A Common Stock following the termination of the lock-up period pursuant to that certain Registration Rights Agreement, dated July 18, 2022, by and between the Issuer, the Sponsor, and the other parties there (the “Registration Rights Agreement”).

(3)	See Item 4. Terms of these shares are more fully described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1/A (File No. 333-266277). Includes (i) 433,915 shares of Class A Common Stock and (ii) 17,437 private placement Warrants, both of which were originally issued to the Sponsor pursuant to the Sponsor Purchase Agreement and distributed to Mr. Athanasopoulos in connection with the Dissolution on September 13, 2022. The Warrants held by Mr. Athanasopoulos will be exercisable for shares of Class A Common Stock following the termination of the lock-up period pursuant to the Registration Rights Agreement entered into by the Sponsor.

(4)	Based on 81,346,160 shares of common stock issued and outstanding as of September 16, 2022 as reported in the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on September 26, 2022.

Item 1.	Security and Issuer.

This statement Amendment No. 3 relates to the Class A Common Stock of the Issuer, whose principal executive offices are located at 10800 Pecan Park Blvd., Suite 315, Austin, Texas 78750.

Item 2.	Identity and Background

The Amendment No. 3 is being filed by the Reporting Persons.

Prior to its Dissolution, Sponsor was organized under the laws of the State of Delaware. Mr. Fintiklis is a citizen of Cyprus and a permanent resident of the United States, Mr. Athanasopoulos is a citizen of the United States. The address for the principal business office of Mr. Fintiklis is 655 Warren Lane, Miami, FL 33149. The address for the principal business office of Mr. Athanasopoulos is 555 Madison Avenue, Suite 11A, New York, NY 10022. The address for the principal business office of the Sponsor was 555 Madison Avenue, Suite 11A, New York, NY 10022.

The principal occupation of Mr. Fintiklis is serving as manager of Ithaca Capital Partners LLC, a private equity investment company of which he is also the founder. The principal occupation of Mr. Athanasopoulos is serving as Group Managing Director of Axia Capital Markets. The principal business of Sponsor was investing in securities, including the securities of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. In connection with the closing of the Business Combination (as defined below), the Reporting Person’s existing securities in ITHAX Acquisition Corp., a Cayman Islands exempted company and predecessor to the Issuer (“ITHAX”), were converted into securities of the Issuer.

Item 4.	Purpose of Transaction

Domestication and Business Combination

On July 18, 2022, pursuant to the Business Combination Agreement (the “Business Combination Agreement”), dated as of December 20, 2021, by and among ITHAX, Ithax Merger Sub I, LLC, a Delaware limited liability company, (“First Merger Sub”), Ithax Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), and Mondee Holdings II, Inc. (“Mondee”), ITHAX de-registered as an exempted company in the Cayman Islands, domesticated as a corporation in the State of Delaware and changed its name to “Mondee Holdings, Inc.” (the “Domestication”).

In connection with the Domestication, (i) each issued and outstanding Class A ordinary share, par value $0.001 per share (the “Class A ordinary shares”), and each issued and outstanding Class B ordinary share, par value $0.001 per share (the “Class B ordinary shares”), of ITHAX was converted into one share of Class A Common Stock of the Issuer; (ii) each issued and outstanding whole warrant to purchase Class A ordinary shares of ITHAX automatically represented the right to purchase one share of Class A Common Stock at an exercise price of $11.50 per share on the same terms and conditions set forth during issuance; (iii) the governing documents of ITHAX were amended and restated and became the certificate of incorporation and the bylaws of the Issuer; and (iv) ITHAX’s name changed to “Mondee Holdings, Inc.” As a result of the Domestication, the Reporting Persons acquired 5,894,700 shares of Class A Common Stock (the “Sponsor Shares”) and Warrants to purchase 232,500 shares of Class A Common Stock from the Issuer.

On July 18, 2022 (the “Closing Date”), pursuant to the Business Combination Agreement, First Merger Sub merged with and into Mondee, with Mondee surviving such merger as a wholly owned subsidiary of the Issuer (the “First Merger”). Immediately following the First Merger and as part of the same overall transaction as the First Merger, Mondee with and into Second Merger Sub, with Second Merger Sub surviving such merger as a wholly owned subsidiary of the Issuer (the “Second Merger” and together with the First Merger, the “Business Combination”).

Registration Rights Agreement

Concurrently with the consummation of the Business Combination, on the Closing Date, the Issuer, the Sponsor, and other parties thereto entered into the Registration Rights Agreement, pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of Class A Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time, subject to the restrictions on transfer therein.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor support agreement (the “Sponsor Support Agreement”) with ITHAX. Pursuant to the Sponsor Support Agreement, the Sponsor agreed that if the Company waives in writing the minimum cash condition set forth in Section 7.03(e) of the Business Combination agreement, the Sponsor shall forfeit and surrender to ITHAX, for no consideration, of 603,750 of its Class B ordinary shares. On the Closing Date, the Sponsor forfeited 603,750 of its Class B ordinary shares.

The foregoing descriptions of the Registration Rights Agreement and the Sponsor Support Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Amendment No. 3 and incorporated herein by reference.

PIPE Subscription Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into a subscription agreement with ITHAX (the “Subscription Agreement”), pursuant to which the Sponsor subscribed for 260,000 shares of Class A Common Stock (the “PIPE Shares”) which were subsequently issued on the Closing Date to the Sponsor’s affiliate, ITHAX Acquisition Sponsor CY, Ltd.

Assignment Agreement

Pursuant to that certain Securities Assignment Agreement, dated October 28, 2020, by and between the Sponsor and George Syllantavos (the “Assignment Agreement”), the Sponsor agreed to assign to Mr. Syllantavos shares of Class A Common Stock in an amount to be calculated pursuant to the formula set forth in the Assignment Agreement. Following the Closing Date, the Sponsor assigned 206,550 shares of Class A Common Stock to Mr. Syllantavos.

Employment Agreement and Earn-Out Agreement

Pursuant to that certain employment agreement, dated August 23, 2022 and effective as of July 19, 2022, by and between the Company and Mr. Fintiklis, the Company hired Mr. Fintiklis as the Company’s Chief Corporate Strategy and Business Development Officer and agreed to issue to Mr. Fintiklis 900,000 Earn-Out Shares. Mr. Fintiklis also signed a Joinder to the Earn-Out Agreement in connection with the issuance of the 900,000 Earn-Out Shares, which will vest over the four-year period following Closing Date based on the achievement of certain milestones related to the trading price of the Common Stock set forth in the Earn-Out Agreement. In addition, the Earn-Out Shares remain subject to forfeiture based on the terms set forth in the Employment Agreement.

The foregoing descriptions of the Earn-Out Agreement and the Employment Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Amendment No. 3 and incorporated herein by reference.

Dissolution

Pursuant to the Dissolution of the Sponsor, the Securities held by the Sponsor have been distributed to the respective ultimate beneficial owners of each of the Sponsor’s managing members for no consideration, including to Mr. Fintiklis and Mr. Athanasopoulos. In connection with the Dissolution, Mr. Fintiklis received 2,866,671 shares of Class A Common Stock and 174,375 Warrants and Mr. Athanasopoulos received 433,915 shares of Class A Common Stock and 17,437 Warrants.

Termination of Joint Filing Agreement

The Reporting Persons were parties to the Joint Filing Agreement, pursuant to which the Reporting Persons agreed to jointly file with the Commission the Schedule 13D and any and all amendments thereto. Effective immediately upon the filing of this Amendment No. 3, the Termination Agreement, will terminate the Joint Filing Agreement. The Termination Agreement is filed herewith as Exhibit 8 and is incorporated herein by reference.

As a result of the Dissolution, the Sponsor and Mr. Athanasopoulos ceased to be the beneficial owners of more than five percent of the Class A Common Stock and are no longer required to file statements on Schedule 13D with respect to beneficial ownership of Class A Common Stock or other securities of the Issuer. Mr. Fintiklis will continue to file statements on Schedule 13D with respect to his respective beneficial ownership of securities of the Issuer to the extent required by applicable law.

General

The Reporting Persons acquired the securities described in this Amendment No. 3 for investment purposes and intends to review their respective investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Sponsor Support Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors. There can be no assurance, however, that the Reporting Persons will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and stockholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Amendment No. 3, although, depending on the factors discussed herein, the Reporting Persons may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) - (b)

The following sets forth, as of the date of this Amendment No. 3, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 81,346,160 shares of Class A Common Stock outstanding as of September 16, 2022.

Reporting Person	Amount beneficially owned	Percent of class		Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ITHAX Acquisition Sponsor LLC	0	0%		0	0	0	0
Orestes Fintiklis	4,201,046	5.2	(1)%	4,201,046	0	4,201,046	0
Dimitrios Athanasopoulos	451,352	0.6	(2)%	451,352	0	451,352	0

(1)	The securities reported include (i) 3,766,671 shares of Class A Common Stock (2,866,671 of which were originally issued to the Sponsor pursuant to Sponsor Purchase Agreement and distributed to Mr. Fintiklis in connection with the Dissolution on September 13, 2022 and 900,000 of which are Earn-Out Shares issued in connection with the Employment Agreement, and remain subject to forfeiture until certain milestones are met in both the Earn-Out Agreement and the Employment Agreement), (ii) 260,000 shares of Class A Common Stock held by Ithax Cyprus, of which Mr. Fintiklis is the controlling shareholder and as such, Mr. Fintiklis may be deemed to have beneficial ownership of the securities held of record by Ithax Cyprus, and (iii) 174,375 private placement Warrants originally issued to the Sponsor pursuant to the Sponsor Purchase Agreement and distributed to Mr. Fintiklis in connection with the Dissolution on September 13, 2022.
(2)	The securities reported include (i) 433,915 shares of Class A Common Stock and (ii) 17,437 private placement Warrants, both of which were originally issued to the Sponsor pursuant to the Sponsor Purchase Agreement and distributed to Mr. Athanasopoulos in connection with the Dissolution on September 13, 2022.

(c) The Reporting Persons have not effected any transactions of the Issuer’s Class A Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Amendment No. 3, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement, Sponsor Support Agreement, the Subscription Agreement, Assignment Agreement, the Employment Agreement, and the Earn-Out Agreement and is incorporated herein by reference. A copy of each of these agreements are attached as exhibits to this Amendment No. 3, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement (Incorporated by reference to Exhibit 1 to the Reporting Person’s Schedule 13D filed on February 11, 2021).
2	Registration Rights Agreement, dated July 18, 2022, by and among the Issuer and other parties thereto. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed July 20, 2022).
3	Sponsor Support Agreement, dated December 20, 2021, by and among ITHAX and other parties thereto. (Incorporated by reference to Exhibit 10.3 to Issuer’s Current Report on Form 8-K filed December 20, 2021).
4	Form of PIPE Subscription Agreement. (Incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed December 20, 2021).
5	Securities Assignment Agreement, dated October 28, 2020, by and between the Sponsor and George Syllantavos. (Incorporated by reference to Exhibit 5 to the Reporting Persons’ Schedule 13D filed on July 28, 2022).
6	Employment Agreement by and between Orestes Fintiklis and the Issuer, effective as of July 19, 2022 (Incorporated by reference to Exhibit 10.21 to the Form S-1/A filed on September 7, 2022)
7	Earn-Out Agreement, dated December 20, 2021, by and among the Issuer and other parties thereto (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed December 20, 2021).
8	Termination Agreement, dated October 4, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2022

ITHAX ACQUISITION SPONSOR LLC

By:	/s/ Orestes Fintiklis
Name:	Orestes Fintiklis
Title:	Director of Ithaca Capital Partners 6 LLC, a managing member of ITHAX Acquisition Sponsor LLC

ORESTES FINTIKLIS

/s/ Orestes Fintiklis

DIMITRIOS ATHANASOPOULOS

/s/ Dimitrios Athanasopoulos